Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

[redacted]

09047071

SEC Mail Processing
Section

OCT 02 2009

Washington, DC
110

SUPPL

MACQUARIE

30 September 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leong

Dennis Leong
Company Secretary

Dlw 10/7

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

NICK MINOGUE TO RETIRE, STEPHEN ALLEN TO BECOME HEAD OF RISK MANAGEMENT GROUP

SYDNEY, 24 September 2009 — Macquarie Group (ASX: MQG; ADR: MQBKY) Managing Director and CEO, Mr Nicholas Moore, announced today Mr Nick Minogue, the Head of Macquarie's Risk Management Group and a member of its Executive Committee, is to retire effective 30 November, 2009.

He will be replaced by Mr Stephen Allen, who has been with Macquarie for more than 16 years and is currently Global Head of Infrastructure and Utilities for Macquarie Capital Advisers.

Mr Minogue's career at Macquarie has spanned some 16 years. He has been the Head of the Risk Management Group for the past 10 years and a member of the Executive Committee for the past nine years.

Mr Moore said that Mr Minogue had been an outstanding leader of the Risk Management Group and a highly respected member of Macquarie's senior management team.

Mr Moore said that Mr Allen was very well qualified to lead the Risk Management Group because of his 16 years of experience across Macquarie's businesses, including previous roles as Head of Credit for Macquarie and Head of Prudential for Macquarie Capital Advisers. Mr Allen was Head of Macquarie's London office from 2000 to 2002 and CEO of Macquarie Infrastructure Group from 2003 to 2007. Mr Allen is currently Global Head of Infrastructure and Utilities for Macquarie Capital Advisers and is a member of the Macquarie Group Asset and Liability Committee and the

Underwriting Committee. As Head of Macquarie's Risk Management Group, Mr Allen will take on Mr Minogue's responsibilities to the Board Risk Committee and as a member of the Macquarie Executive Committee.

"Since it was founded in 1969, Macquarie has had, and will continue to have, a consistent approach to risk management," Mr Moore said.

Contacts:

Investor Relations

Stuart Green
+612 8232 8845

Media

Paula Hannaford
+612 8232 4102